Our Proposal to Shareholders of Sun-Times Media Group Inc. Davidson Kempner Capital Management LLC December 2008 Exhibit 1

The Backdrop
Under the leadership of the current CEO and Board, a
once venerable franchise has deteriorated significantly and
a potential bankruptcy now looms. In our view, these
directors neither possess nor have demonstrated the
media and restructuring talent necessary to rescue the
Company from its current financial crisis. New leadership
with the requisite turnaround expertise is urgently needed.
Repeated attempts by Davidson Kempner to achieve
consensually a reconstituted board with the appropriate
expertise have failed.

Sun-Times: A Franchise in Crisis
• SUTM’s revenues have been declining at a
10% CAGR since January 2005
• 2008 will be the third year in a row of negative
EBITDA
• The Company’s cost structure is out of control.
Management’s $50MM cost-cutting effort in 1H
2008 is best described as “too little, too late”
– Gross margins have dropped 10 points since 2005
– Overhead costs have increased 12% since 2005,
despite a 27% drop in revenues
– The Board has offered no clear guidance on how to
fix a bloated cost structure (COGS + overhead) that is
now 112% of revenues
Sun-Times
performance
has rapidly
deteriorated
in recent
years

Bankruptcy Looms with Dwindling Liquidity
• The Company has been burning $20MM of
cash per quarter on average since 2006
– Liquidity bolstered by $130MM of asset sales since
2005
– Despite asset sales, cash balance still declined from
$250MM in January 2006 to below $100MM in
September 2008
• At the current cash burn rate, we believe Sun-
Times may have less than 12 months of liquidity
remaining
• The cash hemorrhaging is remarkable for a
media business with virtually no outstanding debt
Sun-Times
may run out
of cash in
the next 12
months

Shareholders Suffering Under Current
Regime
• SUTM’s share price has declined 99% since
January 2006.
• The shares are currently trading at 4 cents.
• No resolution on outstanding $600MM IRS
claim means no prospect of a sale of SUTM
• Plan to de-register the stock will result in
significantly less liquidity for SUTM
shareholders
Shareholders
have seen the
value of their
holdings
virtually
wiped out

Current Board Adrift During Crisis
• Current SUTM board largely comprised of ex-
bankers and money managers
• No discernable plan and no sense of urgency
on how to address operational issues. No plan
to create value for shareholders (management
no longer holds quarterly earnings calls)
• Directors (excluding Robert Poile who
represents Polar Securities) own less than 1%
of shares outstanding
• No visibility on succession for directors Seitz,
Savage, and Paris
We believe
the current
directors
are not
capable of
addressing
the
Company’s
problems

Our Proposal
The directors who have presided over the deterioration of
Sun-Times do not possess the skills or experience to
rescue this business, in our view.
The shareholders, employees, and readers deserve better.
The Company urgently needs new leadership and a new
direction to preserve Sun-Times for all stakeholders.

Our Plan to Save Sun-Times
• We have a 3-pronged approach to
resuscitating this business
– Stop the cash burn
– Resolve the IRS Claim
– Reposition the Company
• We are proposing independent director
nominees with the deep publishing and
restructuring experience required to implement
this plan
Our plan is
designed to
preserve the
Company and
enhance
value to
shareholders

Step I: Stop the Cash Burn
• Before anything else, we must stop the negative
free cash flow
• The key is intelligently reducing SUTM’s
operating footprint and being more aggressive in
reducing overheads
– We expect that the reconstituted board will focus in
particular on pursuit of new joint-venture opportunities
which will allow us to outsource certain functions
including printing, distribution, accounting, IT and
human resources
– The Company will continue to focus on the core
competencies of news gathering and local advertising
sales with attention paid to optimized pricing and
leveraging the network of ~70 community newspapers
The
reconstituted
board will
bring a fresh
approach to
cost-cutting
and
restructuring

Step II: Mitigate the IRS Claim
• Sun-Times faces a $600MM claim from the
IRS stemming from under-reporting of income
during the Black/Radler years
• Under the existing board this claim has not
been mitigated or resolved
• We believe a unique window of opportunity
may exist to address this claim with the new
administration in Washington
• We expect the reconstituted board to enlist
specialist advisors to assist in this effort
Resolving the
IRS claim will
unlock
significant
value for
shareholders

Step III: Reposition the Company for
Growth
• Sun-Times has not taken full advantage of its
most valuable assets: its brand, its reach, and
its people.
• A range of interesting opportunities exist to
extend the franchise in community newspapers,
internet publishing, and online community
networks and monetize these channels
including audio and video technologies, mobile,
search, business directories, behavioral and
geographic targeting and self-service
advertising
• We will be looking to the new directors to craft
a plan to exploit our capabilities in these areas
and take advantage of the shifting marketplace
Sun-Times
needs a
strategic
repositioning
from a
collection of
newspapers
to a collection
of news
brands

The Reconstituted Board and Our Role
Davidson Kempner is an investor in, not an operator of,
troubled businesses.
We will look to the reconstituted board, including the
independent nominees we are proposing, to craft a
detailed plan to stabilize Sun-Times and position it for
future growth.

The Reconstituted Board: Jeremy Halbreich,
Nominee
• 24 years experience at Dallas Morning News,
including positions of President and General
Manager
• Founded American Consolidated Media,
owner/operator of 100+ community
newspapers. Sold company in 2007
• Well-known figure in newspaper publishing
and member of various industry associations
Mr. Halbreich
brings a
wealth of
industry
experience
and credibility
to the Sun-
Times board

The Reconstituted Board: Robert Schmitz,
Nominee
• Partner of Quest Advisors, a reputable
turnaround advisory firm
• Previously lead restructurings at various media
firms including PTV, Cablecom, Spectran, Optel
• Former Managing Director at Trust Company
of the West where he oversaw a number of
community newspaper groups
• Former Vice President at Dow Jones advising
on restructuring of Wall Street Journal. Also
former partner at McKinsey & Co.
Mr. Schmitz
possesses a
valuable
mixture of
publishing
and
restructuring
experience

The Reconstituted Board: Michael
Katzenstein, Nominee
• Founder of CXO LLC, a restructuring advisory
firm
• Led restructurings of Pacific Crossing, Pac-
West Telecom, CTC Communications, and
Optel
• Current Chairman of RCN, large cable
overbuilder and CLEC
• Frequently serves in role of Chief
Restructuring Officer
Mr.
Katzenstein is
a well-known
turnaround
expert and
Chief
Restructuring
Officer

The Reconstituted Board: Robert Poile,
Director
• Represents a large SUTM shareholder with
11% stake in the Company
• Joined the Board in June 2008
• Ten years operating experience in various
operational restructurings
• Experienced distressed investor
• Supports our proposal to change SUTM
leadership
Mr. Poile is
affiliated with
a large Sun-
Times
shareholder
and an
experienced
director of the
Company

Conclusion
We believe the current Sun-Times board does not possess
the skills or experience to revive this company, or its share price.
Our proposal to reconstitute the board is intended to
introduce independent directors with the necessary media
and turnaround expertise. Leadership of this type is
imperative in our view if shareholders wish to create value
for their equity and avoid a potential bankruptcy over the
next 12 months.
We urge Sun-Times shareholders to use the WHITE
consent card to submit their consents TODAY.